Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Restaurant Brands International Inc., the sole general partner of Restaurant Brands International Limited Partnership:

We consent to the incorporation by reference in the Registration Statement (No. 333-200997) on Form S-8 of Restaurant Brands International Inc. of our report dated March 12, 2015, with respect to the consolidated balance sheets of Restaurant Brands International Limited Partnership and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014.

/s/ KPMG LLP

Miami, Florida

March 12, 2015

Certified Public Accountants